

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2011

<u>Via E-mail</u>
Ricardo Portugal Alves
Chief Financial Officer
Companhia Paranaense De Energia - Copel
Rua Coronel Dulcidio, 800
80420-170 Curitiba, Parana, Brazil

   Re: Companhia Paranaense De Energia - Copel
     Form 20-F For Fiscal Year Ended December 31, 2010
     Filed June 30, 2011
     File No. 1-14668

Dear Mr. Alves:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ James Allegretto

         James Allegretto
         Senior Assistant Chief Accountant

cc: Nicolas Grabar
    Clearly Gottlieb Steen & Hamilton LLP